U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes with respect to Registrant’s Certifying Accountant

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through January 11, 2023. On January 12, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and through January 12, 2023, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports.

For the fiscal years ended December 31, 2021 and 2020 and through January 12, 2023, except for the material weaknesses in internal control reported by management in Item 15 of the Company’s Form 20-F filed with U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022, there were no other reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the SEC stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated January 18, 2023, is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent period through January 12, 2023, the Company has not consulted with Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission Dated January 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: January 20, 2023